UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 18, 2026

Commission file number 1-12874
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TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building
26 Victoria Street,
Hamilton, HM 12 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated February 18, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: February 18, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1
TEEKAY CORPORATION LTD.
FOURTH QUARTER AND ANNUAL 2025 UPDATE
Highlights
•U.S. GAAP net income attributable to shareholders of Teekay of $35.0 million, or $0.40 per share, in the fourth quarter of 2025.
•Fiscal year 2025 GAAP net income attributable to shareholders of Teekay of $98.1 million, or $1.14 per share.
•As part of Teekay Tankers' fleet renewal plan, Teekay Tankers (1) acquired three 2016-built Aframax tankers for $141.5 million and bareboat chartered the vessels back on short-term contracts with expected redelivery dates in the second and third quarters of 2026; and (2) sold one 2007-built Suezmax tanker and agreed to sell one 2009-built Suezmax tanker and one 2013-built VLCC for combined gross proceeds of $157.5 million.
•Consistent with Teekay Tankers’ dividend policy, Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per share for the quarter ended December 31, 2025, payable in March 2026.
Hamilton, Bermuda, February 18, 2026 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE:TK) today provided an update for the three months and year ended December 31, 2025, including certain unaudited U.S. GAAP results. These results include those of the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and of all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2025 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2025	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	257,702	228,485	256,566	949,520	1,220,374
Income from operations	109,661	69,166	70,334	302,814	365,247
Net income attributable to the shareholders of Teekay (1)	34,969	29,552	25,242	98,111	133,770
Earnings per common share of Teekay (1)(2)	0.40	0.34	0.29	1.14	1.47

	As at	As at	As at
	December 31,	September 30,	December 31,
(in thousands of U.S. dollars, except number of shares)	2025	2025	2024
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Cash and cash equivalents, and short-term investments (3)	120,165	111,787	183,443
Market value of investment in Teekay Tankers (4)	568,619	538,070	423,537
Number of outstanding common shares at end of period	86,056,804	85,269,031	84,059,952
(1)For the quarters ended December 31, 2025, September 30, 2025, and December 31, 2024, includes $7.0 million, or $0.08 per share, $8.7 million, or $0.10 per share, and $8.2 million, or $0.09 per share, respectively, related to gains on Teekay Tankers' vessel sales. For the quarters ended December 31, 2025, September 30, 2025, and December 31, 2024, includes $0.6 million, or $0.01 per share, $1.4 million, or $0.02 per share, and $0.4 million, or $0.00 per share, respectively, related to Teekay Tankers' realized and unrealized gains on marketable securities. For the quarter ended September 30, 2025, also includes $2.6 million, or $0.03 per share, related to Teekay Tankers' gain on distribution from equity accounted investment.
(2)Basic per share amounts.
(3)Teekay Parent's cash position increased compared to September 30, 2025, primarily due to the receipt from Teekay Tankers of cash dividends of $2.7 million, and proceeds of $5.3 million on the exercise of Teekay stock options.

(4)As at December 31, 2025, September 30, 2025, and December 31, 2024, Teekay Parent owned 10.6 million Teekay Tankers Class A and B common shares, and the closing prices of Teekay Tankers' Class A common shares were $53.42 per share, $50.55 per share, and $39.79 per share, respectively.
Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, February 19, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's fourth quarter and annual 2025 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 3373559.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Fourth Quarter and Annual 2025 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers, a leading owner and operator of mid-sized crude tankers. Teekay Tankers manages and operates approximately 56 conventional tankers and other marine assets, including vessels operated for the Australian Government. With offices in eight countries and approximately 2,200 seagoing and shore-based employees, Teekay Tankers provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

Forward-Looking Statements

This update contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this update, other than statements of historical fact, are forward-looking statements. When used in this update, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will”, “should” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this update include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; the sale by Teekay Tankers of its VLCC; and the timing of vessel redeliveries to Teekay Tankers of bareboat chartered out vessels.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of its declared cash dividends; completion of the sale of Teekay Tankers' VLCC; potential delays of vessel redeliveries to Teekay Tankers; and other factors discussed in Teekay’s filings from time to time with the United States Securities and Exchange Commission (or SEC), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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